Exhibit 99.2

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 27 SASOL AFS 7 OCT – PROOF final 2 corporate governance delegation of authority to management in specified matters and those matters reserved for board decision-making. The board charter sets out the practices and processes the board has adopted to discharge its responsibilities. A copy is available on the company’s website, www.sasol.com, together with the terms of reference of all board and statutory committees and the company’s MOI. The board charter specifies: • the demarcation of roles, functions, responsibilities and powers of the board, the shareholders, chairman, lead independent director, individual directors, company secretary, other officials and the executives of the company; • the terms of reference of the board and statutory committees; • matters reserved for final decision-making or pre-approval by the board; and • the policies and practices of the board on matters such as corporate governance, directors’ dealings in the securities of the company, declarations of conflicts of interest, board meeting documentation, alternative dispute resolution, business rescue proceedings and procedures, and the nomination, appointment, induction, training and evaluation of directors and members of board committees. Within the powers the MOI confers on it, the board has determined its main function and responsibility to be to add significant value to the company by: • retaining full and effective control over the company and providing effective leadership in the best interests of the company; • determining the strategies and strategic objectives of the company and ensuring that strategy, risk, performance and sustainability considerations are effectively integrated and appropriately balanced; • determining and setting the tone of the company’s values, including principles of ethical business practice and the requirements of being a responsible corporate citizen; • bringing independent, informed and effective judgement and leadership to bear on material decisions of the company and group companies, including material company and group policies, the group framework of delegated authorities, appointment and removal of the chief executive officer, approval of the appointment or removal of group executive committee members, capital expenditure transactions and consolidated group budgets and company budgets; • satisfying itself that the company and group entities are governed effectively in accordance with corporate governance best practice, including risk management, legal compliance management, appropriate and relevant non-binding industry rules, codes and standards, and internal control systems to - maximise sustainable returns; - safeguard the people, assets and reputation of the group; and - ensure compliance with applicable laws and regulations. • monitoring implementation by group entities, board committees and executive management of the board’s strategies, decisions, values and policies through a structured approach to governance, reporting, risk management and information management (including information technology); Governance framework Sasol applies sound corporate governance structures and processes, which the board considers pivotal to delivering sustainable growth in the interests of all stakeholders. Sasol’s values-driven culture and code of ethics underpin its governance structures and processes, committing the company to high standards of business integrity and ethics in all its activities. Governance structures and processes are reviewed regularly, and adapted to accommodate internal developments and reflect national and international best practice. The board considers corporate governance to be a priority and endeavours to go beyond minimum compliance where appropriate. The board will therefore consider all new non-statutory corporate governance concepts carefully and will implement them if they are deemed to be in Sasol’s best interests. The application of governance requirements should facilitate, not detract from, the directors’ ability to execute their statutory and fiduciary responsibilities, and their duty of care and skill. The nomination, governance, social and ethics committee and the board continue to review and benchmark the group’s governance structures and processes to ensure they support effective and ethical leadership, good corporate citizenship and sustainability. Sasol’s ordinary shares and Sasol BEE ordinary shares are listed on the Johannesburg Stock Exchange operated by the JSE Limited (JSE). Sasol is also listed on the New York Stock Exchange (NYSE) for the purpose of registering the company’s American Depositary Shares with the United States Securities and Exchange Commission (SEC). Accordingly, the company is subject to, and has implemented controls to provide reasonable assurance of its compliance with, all relevant requirements in respect of its listings. These include the South African Companies Act, no 71 of 2008 (the SA Companies Act) and the JSE Listings Requirements, and SEC, NYSE and US legal requirements such as the Sarbanes-Oxley Act of 2002 (SOX) in so far as they apply to foreign companies listed on the NYSE. Sasol applies all the principles of the King Code of Governance Principles for South Africa (King III Code). In some areas the board is of the view that, while recommended practice is being applied, further enhancements will be made over time in line with its objective to continuously improve corporate governance practices. A statement that confirms Sasol’s application of each of the King III Code’s 75 principles is available on www.sasol.com. Sasol has compared its corporate governance practices to the requirements imposed on domestic US companies listed on the NYSE, and complies with these governance standards in most significant respects. The significant differences, which relate to the composition of the remuneration committee and the nomination, governance, social and ethics committee, are set out in Sasol’s annual report on Form 20-F filed with the SEC. Board powers and procedures The company’s memorandum of incorporation (MOI) and the board charter assign responsibility for strategic direction and control of the company to the board. The board exercises this control by way of the company’s governance framework, which includes detailed reporting to the board and its committees and a system of assurances on internal controls. The board regularly reviews and approves the

Sasol Limited group 28 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 board matters, their duties and other governance responsibilities as directors. The induction is tailored to each director’s specific needs. Directors are briefed on legal developments and changes in the risk and general business environment on an ongoing basis. The nomination, governance, social and ethics committee facilitates the evaluation of the effectiveness and performance of the board, its committees and the individual directors annually. The chairman, through the nomination, governance, social and ethics committee and assisted by the company secretary, leads the evaluation process. An independent evaluation of the board and individual directors was conducted at the end of the 2012 financial year. A self-assessment, by way of individual questionnaires, was performed in the 2013 financial year. No major concerns were raised in respect of the functioning of the board or any of its committees. One of the questions that directors had to address specifically focused on the balance of power and authority on the board, and the role of the chairman in ensuring that all directors have equal opportunity to participate in decision-making. The nomination, governance, social and ethics committee and the board specifically consider the directors’ other commitments, such as other directorships, to determine whether each director has sufficient time to discharge his or her duties effectively. The lead independent director is responsible for ensuring that the performance of the chairman is evaluated annually, which was done during the year under review. In terms of the company’s MOI, one-third of directors must retire at every annual general meeting and are eligible for re-election. The independence of directors is evaluated in terms of the board’s policy, which is based on the applicable corporate governance requirements. The nomination, governance, social and ethics committee and the board make this determination when a director is first appointed, annually or at any other time when a director’s circumstances change and warrant re-evaluation. The board has determined that all the non-executive directors, except Mrs TH Nyasulu, are independent in accordance with the King III Code and NYSE rules. Mrs TH Nyasulu has a 1,275% indirect interest in Sasol Oil (Pty) Ltd, a subsidiary of Sasol Limited, and is therefore not independent in terms of the King III Code. Prof JE Schrempp and Dr MSV Gantsho have been in office for more than 10 years, but their independence has been confirmed after taking into account, among other considerations, the extent to which the diversity of their views, skills and experience continue to enhance the board’s effectiveness. The board is of the view that all non-executive directors exercise independent judgement at all times. The company’s directors, executives and senior employees are prohibited from dealing in Sasol securities during certain prescribed periods. The company secretary regularly informs directors, executives and senior employees of insider trading legislation and advises them of closed periods. A report on directors’ dealings in the company’s shares is tabled at each board meeting and disclosed in terms of the applicable JSE and NYSE requirements. Directors’ declarations of personal financial interests are tabled annually. Additional or amended declarations of interest are circulated at every board meeting and annually at the nomination, governance, social and ethics committee meeting for consideration and noting. • ensuring the company has an effective and independent audit committee, remuneration committee, risk and safety, health and environment (SHE) committee and nomination, governance, social and ethics committee; • ensuring there is an effective risk-based internal audit; • governing the disclosure control processes of the company, including the integrity of the company’s annual integrated report and reporting on the effectiveness of the company’s system of internal controls; • ensuring that it considers business rescue proceedings or other turnaround mechanisms as soon as the company is financially distressed as defined in the SA Companies Act; • ensuring that disputes are resolved as effectively, efficiently and expeditiously as possible; and • monitoring the relationship between management and stakeholders of the company. The board is satisfied that it fulfilled these duties and obligations during the past financial year. Composition of the board and appointment of directors Directors’ biographies appear in the ‘Our board of directors’ section of the annual integrated report. In terms of the company’s MOI, the board shall consist of a maximum of 16 directors of whom up to five may be executive directors. The board has determined the size of the board to be 14 for the time being. As at 6 September 2013, there are 13 directors, of whom three are executive directors, namely Mr DE Constable (chief executive officer), Mrs KC Ramon (chief financial officer)1 and Ms VN Fakude. The majority of the directors are non-executive directors, namely Mrs TH Nyasulu (chairman)2, Prof JE Schrempp (lead independent director), Mr C Beggs, Mr HG Dijkgraaf, Dr MSV Gantsho3, Ms IN Mkhize, Mr ZM Mkhize, Mr MJN Njeke, Mr PJ Robertson and Mr S Westwell. Non-executive directors are chosen for their corporate leadership skills, experience and expertise required to advance the strategic direction of the company. The nomination, governance, social and ethics committee and the board take into account diversity in gender and race, as well as in business, geographic and academic backgrounds, when appointments to the board are considered. The board ensures that it has the right balance of skills, experience, independence and business knowledge necessary to discharge its responsibilities, in keeping with the highest standards of governance. In the board’s assessment, all directors have the relevant knowledge, skills and experience to make a meaningful contribution to the business of the company. As at 6 September 2013, 54% of the board were historically disadvantaged South Africans, including women, and 31% were women. Seven of the eight South African citizens on the board in this period were from historically disadvantaged groups. The directors are entitled to seek independent professional advice concerning the company’s affairs at Sasol’s expense, and to gain access to any information they may require in discharging their duties as directors. Newly appointed directors are inducted under the guidance of the company secretary. They are apprised of the company’s business, corporate governance continued 1 Mrs KC Ramon resigned as director and chief financial officer on 9 September 2013. Mr P Victor was appointed director and acting chief financial officer with effect from 10 September 2013. 2 Mrs TH Nyasulu resigned as chairman and director with effect from 22 November 2013. 3 Dr MSV Gantsho was appointed as chairman with effect from 22 November 2013.

sasol
reaching new frontiers

The board met seven times during the financial year, with six meetings scheduled in advance. Attendance was as follows:

Director	07/09/12	29/11/12	30/11/12	08/03/13	20/05/13 *	05/06/13	06/06/13
C Beggs	✓	✓	✓	✓	✓	✓	✓
DE Constable	✓	✓	✓	✓	✓	✓	✓
HG Dijkgraaf	✓	✓	✓	✓	✓	✓	✓
VN Fakude	✓	✓	✓	✓	✓	✓	✓
MSV Gantsho	✓	✓	✓	✓	✓	✓	✓
IN Mkhize	✓	✓	✓	✓	✓	✓	✓
ZM Mkhize	✓	✓	✓	✓	✓	✓	✓
MJN Njeke	✓	✓	✓	✓	–	–	–
TH Nyasulu	✓	✓	✓	✓	✓	✓	✓
KC Ramon	✓	✓	✓	✓	✓	✓	✓
JE Schrempp	✓	✓	✓	✓	–	✓	✓
S Westwell	✓	✓	✓	✓	✓	✓	✓
PJ Robertson	✓	✓	✓	✓	–	✓	✓

√ *Indicates attendance*
– *Indicates absence with apology*
n/a *Indicates not a member at the time*
* *Special meeting*

Chairman and lead independent director

The offices of chairman and chief executive officer are separate and the chairman is a non-executive director. Due to Mrs TH Nyasulu's interest in Sasol Oil (Pty) Ltd, the lead independent director, Prof JE Schrempp, leads discussions when matters relating to Sasol Oil, or the succession or performance of the chairman, are discussed. Mrs TH Nyasulu recuses herself from board meetings when matters pertaining to Sasol Oil are considered.

The lead independent director and clear majority of independent directors ensure that sufficient independent thinking informs board deliberations. The roles of the chairman and lead independent director are specified in the board charter.

The appointment and performance of the chairman and lead independent director are reviewed annually. The board and the nomination, governance, social and ethics committee are responsible for succession planning in relation to the position of chairman. The lead independent director guides this process. Mrs TH Nyasulu will step down as chairman at the conclusion of the annual general meeting scheduled for 22 November 2013, and Dr MSV Gantsho will succeed her as chairman on that date.

Chief executive officer

Mr DE Constable is the chief executive officer of the group. In terms of the company's MOI, the directors appoint the chief executive officer. The appointment is made on the recommendation of the nomination, governance, social and ethics committee. The board is responsible for ensuring that succession plans are in place for the roles of chief executive officer and other members of the group executive committee. The role and function of the chief executive officer is specified in the board charter.

The chief executive officer is the highest executive decision-making functionary of Sasol and the Sasol group. The Sasol Limited board delegates authority to the chief executive officer, and holds him accountable, for the successful implementation of the group strategy and the overall management and performance of the Sasol Group, with the primary aim of enhancing long-term shareholder value.

Chief financial officer

Mrs KC Ramon was the chief financial officer and executive director of the group until 9 September 2013. Mr P Victor was appointed as executive director and acting chief financial officer with effect from 10 September 2013. The audit committee considered Mrs KC Ramon and Mr P Victor's expertise and experience at its meeting on 5 September 2013 and deemed it appropriate. The committee is also satisfied that the expertise, resources, succession plan and experience of the finance function reporting to the chief financial officer are adequate.

Company secretary

Mr VD Kahla, the group executive: advisory and assurance, is the company secretary. The board appointed him in accordance with the SA Companies Act. Having considered his competence, qualifications and experience at its meeting held in September 2013, the board is satisfied that he is competent and has the appropriate qualifications and experience to serve as the company secretary. Mr Kahla holds BA and LLB degrees and has a 15-year track record as a legal advisor and governance practitioner in the private and public sectors.

The company secretary communicates directly with the chairman, while maintaining an arm's-length relationship with the board and the directors as far as reasonably possible. The company secretary is not a director but is a member of the group executive committee and reports to the chief executive officer. The role and responsibilities of the company secretary are described in the board charter.

The board also considered the interactions between the company secretary and the board during the past year, and is satisfied that there is an arms-length relationship between the board and the company secretary.

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

29

Sasol Limited group

corporate governance *continued*

Sasol subsidiaries and divisions

Sasol Limited has more than 200 direct and indirect subsidiaries globally, which conduct their business through one or more divisions. Each subsidiary, and some divisions, has its own board of directors.

Subsidiary and divisional boards operate in accordance with a general board charter. As a direct or indirect shareholder of these subsidiaries, the company exercises its rights in approving material decisions and ensuring that the group's minimum requirements are complied with in respect of matters such as governance, internal controls, financial management, disclosure controls, risk management, legal compliance, safety, health and environmental management, internal audit, ethics management, human resource management, information management, stakeholder relationships and sustainability. Systems, policies, processes and capacity are in place to ensure all entities in the Sasol group adhere to essential group requirements.

The company requires involvement in the decision-making of its subsidiaries and divisions on material matters, to ensure its best interests are advanced. This defined list of material matters includes the appointment of directors, strategy charters, budgets, large capital expenditures and significant mergers, acquisitions and disposals.

External disclosures and reporting are mostly consolidated and managed at group level. Sasol also prescribes the standard approval framework and signing authorities in the group, as well as the criteria for the composition of the various subsidiary and divisional boards.

The Sasol Limited board has delegated authority to the group executive committee to appoint the directors of its main subsidiaries and their divisions. The boards of the main subsidiaries and divisions are constituted to ensure that a majority of directors are non-executive directors. The group executive committee revises the composition of subsidiary and divisional boards from time to time, and assesses their performance and that of individual directors as part of the group's general performance review processes.

Sasol Group Services (Pty) Ltd fulfils the role of company secretary for all South African subsidiaries. The company secretarial department, which is staffed by suitably qualified and experienced individuals, discharges this duty according to the requirements of the SA Companies Act and the King III Code.

Board and statutory committees

Several committees have been established to assist the board in discharging its responsibilities. Shareholders elect the members of the audit committee, which is a statutory committee. The board appoints all other members of its committees. The committees play an important role in enhancing standards of governance and effectiveness within the group. The terms of reference of the board committees are reviewed annually and form part of the board charter. All committees, except for the risk and safety, health and environment (SHE) committee, comprise only non-executive directors. The chief executive officer is not a member of the audit, nomination, governance, social and ethics and remuneration committees, but attends all committee meetings by invitation. He is requested to leave the meeting, where appropriate, before any decisions relating to him personally are made. All committees may obtain external or other independent professional advice they consider necessary to discharge their duties.

The remuneration committee

Members: Mr HG Dijkgraaf (chairman), Ms IN Mkhize, Mrs TH Nyasulu, Mr PJ Robertson and Prof JE Schrempp. With the exception of Mrs TH Nyasulu, all the members of the committee, including the chairman, are independent non-executive directors.

Although Mrs Nyasulu is not considered independent due to her interest in Sasol Oil, it is the view of the board that the chairman of the board is a critical member of the remuneration committee. The board is satisfied that Mrs Nyasulu's interest in Sasol Oil does not have any bearing on her ability to exercise independent judgement with respect to remuneration.

The chief executive officer and executives responsible for remuneration attend the committee's meetings by invitation, but recuse themselves before any decisions are made.

The functions and terms of reference of the remuneration committee, as well as directors' remuneration and other relevant information are available in the remuneration report on pages 57 to 79 of the annual financial statements.

The committee is required to meet at least twice a year, and met four times during the year under review. Attendance was as follows:

Member	06/09/12	28/11/12	07/03/13	05/06/13
HG Dijkgraaf	✓	✓	✓	✓
IN Mkhize	✓	✓	✓	✓
TH Nyasulu	✓	✓	✓	✓
JE Schrempp	✓	✓	✓	✓
PJ Robertson	✓	✓	✓	✓

✓ Indicates attendance
– Indicates absence with apology

The audit committee

Members: Messrs C Beggs (chairman), HG Dijkgraaf (until 6 June 2013), Dr MSV Gantsho, Ms IN Mkhize (with effect from 6 June 2013), Mr MJN Njeke and Mr S Westwell.

The audit committee is an important element of the board's system of monitoring and control. In compliance with applicable SEC and NYSE rules, as well as South African legislation, all members are independent non-executive directors.

The audit committee is a statutory committee of Sasol Limited in respect of its duties in terms of section 94(7) of the SA Companies Act, and a committee of the Sasol Limited board in respect of all other duties the board and US legislation assigns to it. Shareholders elect the members of the committee at the annual general meeting.

The committee has decision-making authority with regard to its statutory duties and is accountable in this regard to both the board and the shareholders. On all other responsibilities the board delegates to it, the committee makes recommendations for board approval.

All audit committee members are financially literate and most have extensive audit committee experience. To ensure greater integration between the work of the audit committee and the risk and SHE committee, particularly for purposes of integrated reporting and the application of the combined assurance model, the chairmen of the two committees are members of the other committee, respectively.

Sasol annual financial statements 2013
30

sasol
reaching new frontiers

None of the members serve on the audit committees of more than three listed public companies.

Mr C Beggs has been designated as the audit committee financial expert in accordance with SEC rules. The chairman of the board, the chief executive officer, chief financial officer, internal auditor, chief risk officer and external auditors attend audit committee meetings by invitation.

The audit committee obtains assurance from management, the governance committees or boards of the South African subsidiaries in respect of the functions specifically performed by the aforementioned in respect of those entities in terms of section 94(7) of the SA Companies Act.

The audit committee primarily assists the board in overseeing:

- the quality and integrity of the company's integrated reporting, incorporating the financial statements (including consolidated group financial statements) and sustainability reporting, and public announcements in respect of the financial results;
- the qualification and independence of the external auditors for Sasol and all group companies;
- the scope and effectiveness of the external audit function of Sasol and all group companies;
- the effectiveness of the Sasol group's internal controls and internal audit function; and
- compliance with legal and regulatory requirements to the extent that they might have an impact on the annual integrated report or the annual financial statements.

The board has delegated extensive powers to the audit committee to perform these functions in accordance with the SA Companies Act and US corporate governance requirements. In line with these requirements the audit committee has, among other things, implemented a procedure for the pre-approval by the audit committee of all audit and permissible non-audit services the external auditor provides. The audit committee meets the group's external and internal auditors and executive management regularly to consider risk assessment and management, review the audit plans of the external and internal auditors and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The audit committee assesses the independence of the external auditors annually and approves the external auditors' engagement letter and the terms, nature and scope of the audit function and the audit fee. The audit committee also reviews and approves the internal audit charter, internal audit plan and internal audit conclusions. The audit committee meets regularly in separate sessions with management, the external auditor and the internal auditor.

The audit committee reviews all publications and announcements of a financial nature before publication. Both the audit committee and the board are satisfied there is adequate segregation between the external and internal audit functions, and that the independence of the internal and external auditors is not in any way impaired or compromised. During the year under review, the audit committee adopted an auditor rotation policy requiring the rotation of its external auditors in line with good corporate governance practice.

The audit committee is responsible for ensuring that the combined assurance model the King III Code introduced is applied to provide a coordinated approach to all assurance activities. A combined assurance model has been developed and is being implemented in stages, starting in 2011. Further progress was made in the year under review.

In particular, the committee:

- ensures that the combined assurance received is appropriate to address all the significant risks facing the company; and
- monitors the relationship between the external service providers and the company.

The committee is an integral part of the risk management process. In this regard the committee considers and reviews the findings and recommendations of the risk and SHE committee in so far as they are relevant to the functions of the audit committee.

Subsidiary and divisional governance committees oversee financial reporting, internal control and other governance matters relating to subsidiaries and divisions. These committees assist the respective subsidiary and divisional boards by examining and reviewing those companies' annual financial statements prior to submission and approval by the relevant boards, and by monitoring the effective functioning of those companies' internal and disclosure controls. The proceedings of these subsidiary and divisional governance committees are reported to the relevant subsidiary or divisional board. Material areas of concern are also reported to the audit committee.

The audit committee is required to meet at least three times a year, and met six times during the year. Two special meetings were scheduled in November 2012 and February 2013 to consider the evaluation criteria for the appointment of a new external auditor and to nominate the external auditor in line with these criteria. Attendance was as follows:

Member	06/09/12	12/10/12	14/11/12	12/02/13	07/03/13	31/05/13
C Beggs	✓	✓	✓	✓	✓	✓
HG Dijkgraaf	✓	✓	–	✓	✓	✓
MSV Gantsho	✓	✓	✓	✓	✓	✓
MJN Njeke	✓	✓	✓	✓	✓	✓
S Westwell	✓	✓	✓	✓	✓	✓

n/a Indicates not a member at the time
✓ Indicates attendance
– Indicates absence with apology

See also the report of the audit committee on pages 48 to 50.

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

31

32 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group The nomination, governance, social and ethics committee Members: Mrs TH Nyasulu (chairman), Prof JE Schrempp (lead independent director), Mr HG Dijkgraaf (with effect from 8 April 2013), Dr MSV Gantsho and Mr ZM Mkhize. The nomination, governance, social and ethics committee performs the responsibilities of a nomination and governance committee as well as social and ethics committee as required in terms of the SA Companies Act. The committee comprises five non-executive directors, of whom four are independent. The chairman of the board is the chairman of the nomination, governance, social and ethics committee due to the requirement of the JSE Listings Requirements that a nominations committee should be chaired by the chairman of the board. Although Mrs Nyasulu is not considered independent due to her interest in Sasol Oil, the board’s view is that the chairman of the board should chair the nomination, governance, social and ethics committee, due to its mandate to nominate directors. The board is satisfied that Mrs Nyasulu’s interest in Sasol Oil does not have any bearing on her ability to exercise independent judgement with respect to matters within the mandate of this committee. The nomination, governance, social and ethics committee’s functions include reviewing and making recommendations to the board on: • the company’s general corporate governance framework; • the composition and performance of the board, individual directors and its committees; • the appointment or re-appointment of directors and members of the group executive committee; • succession planning for the roles of chairman and chief executive officer; and • legal compliance and the company’s ethics policy and programmes. In addition, the committee oversees the governance of the group’s stakeholder engagement activities, with specific reference to applicable legislation and sound corporate governance requirements. The risk and safety, health and environment committee (risk and SHE committee) Members: Mr HG Dijkgraaf (chairman), Mr C Beggs, Mr DE Constable, Ms VN Fakude, Ms IN Mkhize, Mrs TH Nyasulu, Mrs KC Ramon4 and Mr S Westwell. Ms IN Mkhize was appointed chairman of the committee with effect from 6 June 2013. Mr HG Dijkgraaf will remain a member of the committee. The committee’s functions include reviewing and assessing the integrity of the company’s risk management processes, including safety, health, environmental and sustainability risk. The committee reports its findings and recommendations in respect of material risks as well as the company’s policies on risk assessment and risk management which may have an impact on the annual integrated report. It also reviews the disclosure of sustainability matters in the annual integrated report and reports to the audit committee to enable the latter to provide assurance to the board that the disclosure is reliable and does not conflict with the financial information. The committee met four times during the year. Attendance was as follows: Member 05/09/12 28/11/12 06/03/13 31/05/13 C Beggs ü ü ü ü DE Constable ü ü ü ü HG Dijkgraaf ü ü ü ü VN Fakude ü ü ü ü IN Mkhize ü ü ü ü TH Nyasulu ü ü ü ü KC Ramon ü ü ü ü S Westwell ü ü ü ü ü Indicates attendance – Indicates absence with apology corporate governance continued The committee met five times during the financial year. Attendance was as follows: Member 07/09/12 28/11/12 08/03/13 17/05/13* 05/06/13 HG Dijkgraaf n/a n/a n/a v v MSV Gantsho v v v v v TH Nyasulu v v v – v JE Schrempp v v v v v ZM Mkhize v v v v v v Indicates attendance – Indicates absence with apology n/a Indicates not a member at the time * special meeting 4 Mrs KC Ramon resigned as executive director and member on 9 September 2013.

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 33 SASOL AFS 7 OCT – PROOF final 2 The group maintains a system of internal financial control that is designed to provide assurances on the maintenance of proper accounting records and the reliability of financial information used within the business and for publication. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. The group began implementing a combined assurance approach in 2011 to assist in addressing the key risks facing the group. Management identifies and controls these risks by means of a risk framework determined by the risk and SHE committee, and the process is monitored and evaluated under the direction of internal audit. The internal control and combined assurance system includes: • a documented organisational structure and reasonable division of responsibility; • policies and procedures (including a code of conduct to foster a strong ethical climate) which are communicated throughout the group; and • mechanisms to ensure compliance. Sasol, as a foreign private issuer on the NYSE, is subject to, and complies with, section 404 of the Sarbanes-Oxley Act, 2002 (SOX 404). More information is included in Sasol’s annual report on Form 20-F filed annually with the SEC and available on www.sasol.com. The board reviewed the effectiveness of controls for the year ended 30 June 2013, principally through a process of management self-assessment, including formal confirmation from executive management. The board also considered reports from internal audit, the external auditor and the compliance and risk management functions. Internal audit The group has an internal audit function that covers its global operations. Internal audit is responsible for: • assisting the board and management in monitoring the adequacy and effectiveness of combined assurance over the company’s risk management process; • assisting the board and management in maintaining an effective internal control environment by evaluating those controls continuously, using a risk based approach, to determine whether they are adequately designed, operating efficiently and effectively, and to recommend improvements; and • co-ordinating, combining and integrating the assurance various parties provide (such as line management, internal and external assurance providers) pursuant to the combined assurance model. Internal controls reviewed consist of strategic, operating, financial reporting and compliance controls and encompass those relating to: • the information management environment; • the reliability and integrity of financial and operating information; • the safeguarding of assets, including fraud prevention; • the effective and efficient use of the company’s resources; and • the completeness and accuracy of matters reported in the annual integrated report. The committee’s work plan ensures all its statutory responsibilities are covered during the course of a calendar year. During the period under review, the committee: • considered the company’s compliance with the goals and purposes of the 10 principles set out in the United Nations Global Compact; • considered the company’s standing in terms of the goals and purposes of the OECD recommendations regarding corruption; • received a report on Sasol’s progress under the Employment Equity Act, no 55 of 1998; • noted Sasol’s standing in terms of the Broad-Based Black Economic Empowerment Act, no 53 of 2003; • considered stakeholder relationship reports, including assessments of stakeholder relationship health and progress with the development of a stakeholder management strategy for each stakeholder category; • considered a report on the company’s labour and employment activities, taking into account - the laws and codes of best practice applicable in host countries in which the company operates, - the International Labour Organisation’s protocol on decent work and working conditions, and - the company’s employment relationships, and its contribution toward the educational development of its employees; and • received a report on the company’s consumer relationships, including the company’s advertising and public relations, and compliance with consumer protection laws. The board has delegated responsibility for all environmental, health and public safety matters, including the impact of the company’s activities and of its products or services, to the risk and SHE committee. Accordingly, the nomination, governance, social and ethics committee noted the reports in connection with those matters which were submitted to the risk and SHE committee. Progress in the above areas is covered in greater detail in the sustainable development report available on www.sasol.com. Group executive committee (GEC) Members: Mr DE Constable (chairman), Mr AM de Ruyter, Mr VD Kahla, Mr BE Klingenberg, Ms VN Fakude, Mr CF Rademan, Mr M Radebe, Mrs KC Ramon and Mr GJ Strauss5. In terms of the revised group governance framework the board approved in March 2013, the GEC supports the chief executive officer in implementing the strategy and in managing the Sasol group. The chief executive officer is entitled to sub-delegate any of the powers delegated to him to the GEC, individual members of the GEC or other committees, forums or individuals within the Sasol group. The chief executive officer may sub-delegate all matters not specifically reserved for decision-making by the Sasol Limited board or its shareholders. The board appoints GEC members on the recommendation of the chief executive officer and the nomination, governance, social and ethics committee. Internal control and combined assurance The directors are ultimately responsible for the group’s system of internal control, designed to identify, evaluate, manage and provide reasonable assurance against material misstatement and loss. 5 Retired with effect from 30 September 2013.

34 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group Risk management The board is responsible for risk management within the Sasol group in accordance with corporate governance requirements. The Sasol Limited board’s risk and SHE committee oversees Sasol’s risk management activities. The risk and SHE committee and the audit committee work closely to ensure that risk management complies with the relevant standards and that it is working effectively. Oversight of risk management at business and function level takes place through internal risk and governance committees, executive committees and the various boards of the businesses. Sasol has appointed a Chief Risk Officer who ensures that a comprehensive enterprise risk management process is in place. The principal objectives of the group’s enterprise-wide risk management process are: • to ensure that the significant business risks to which Sasol is exposed are systematically identified, assessed and managed to acceptable levels based on risk tolerance and appetite levels approved by the Sasol Limited board; • to achieve an optimal risk-reward balance; and • to ensure that risk management is embedded in all decisionmaking processes including planning, projects, business operations, investments, disposals and closures. The following key principles guide Sasol’s enterprise-wide risk management process: • an understanding of risks as reflecting ‘uncertain future events that could influence the achievement of business objectives (including any deviation from expected outcomes)’; • a clear assignment of responsibilities and accountabilities; • a common enterprise-wide risk management framework; • a set of enabling risk management capabilities through standardisation of risk processes, systems, risk training and measurement; and • the integration of risk management activities within the company and across its value chains. Sasol’s integrated risk management approach includes the determination and development of risk profiles at business, functional, process and project levels. Top risks that impact the company’s ability to achieve its strategic objectives on a sustainable basis are managed at group level. Risks at business and functional level are considered in relation to achieving business strategies that are closely aligned to the Sasol group strategy. At process level, operational, project, financial and legal compliance risks are managed to mitigate the impact of Sasol’s operations on people, processes and the environment. The group risk management strategy, policy, tone, competencies, and a risk management maturity assessment, which is used to track progress in risk compliance and performance, all support and enable Sasol’s risk management processes. The company’s insurance services department, with the assistance of external consultants, undertakes regular risk control reviews of the company’s plants and operations using recognised international procedures and standards. It is Sasol’s policy to procure property damage, business interruption and liability insurance above acceptable deductible levels at acceptable commercial premiums and terms. The annual audit plan is based on an assessment of risk areas internal audit and management identifies, as well as focus areas highlighted by the audit committee, GEC and management. The annual audit plan is updated as appropriate to ensure it remains responsive to changes in the business. A comprehensive report on internal audit findings is presented to the GEC and the audit committee quarterly. Follow-up audits are conducted in areas where major internal control weaknesses are found. The audit committee approved internal audit’s formal quality assurance and improvement plan and its risk-based audit plan for 2014. Corporate governance best practice requires that the internal audit function reports directly to the audit committee, in terms of the audit committee’s mandate to: • evaluate the effectiveness of internal control; • review and approve the internal audit charter, internal audit plans and internal audit conclusions about internal control; • review significant internal audit findings and the adequacy of corrective action taken; • assess the performance of the internal audit function and the adequacy of available internal audit resources; • review significant differences of opinion between management and the internal audit function; and • consider the appointment, performance, dismissal or reassignment of the head of internal audit. The charter of the internal audit function gives the head of internal audit direct access to the chief executive officer, chief financial officer and the chairman of the audit committee. The head of internal audit reports administratively to the group executive responsible for advisory and assurance services. The head of internal audit attends executive management meetings as and when required. Internal auditors may ask to attend an executive management meeting if required in the execution of their duties. The head of internal audit has unfettered access to board and committee minutes and submissions, and the risk registers of Sasol businesses and functions. Representatives of internal audit are invited to all governance committee meetings of subsidiaries and divisions of the Sasol group. The internal audit function is required to undergo an independent quality review at least every four years. An international external audit firm conducted a quality assessment review of Sasol’s internal audit function during 2011 and concluded that the internal audit function generally conformed to the standards of the Institute of Internal Auditors. Recommendations to improve areas of weaknesses have been addressed. The next external quality assessment is planned for 2014. Based on the review of the company’s systems of internal control and risk management in 2013, which included the design, implementation and effectiveness of internal financial control and was conducted by way of a formal management self-assessment process, and considering information and explanations provided by management and discussions with the external auditor on the results of the audit, the internal auditor concluded that the company’s system of internal control and risk management is effective and that the internal financial controls form a sound basis for the preparation of reliable financial statements. corporate governance continued

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 35 SASOL AFS 7 OCT – PROOF final 2 External auditors and internal audit perform assessments as part of their audit of IM and IT related controls. This includes, but is not limited to, SOX 404 controls. All IM and IT related audit findings are reported to the board and managed accordingly. The IM risk management framework is aligned to the group risk management framework inclusive of disaster recovery measures. All technology solutions impacting financial reporting are part of the internal and external auditing scope. Compliance with laws, rules, codes and standards Sasol policy requires all group companies and their directors and employees to comply with all applicable laws. Legal compliance systems and processes have been intensified during the year to mitigate the risk of non-compliance with the complex laws in the various jurisdictions in which group companies do business. The board and management have given particular attention to the risk of non-compliance with competition laws in the past four years. Specific areas of law have been identified as key group legal compliance risk areas and risk mitigation and control steps have been identified for each of these areas. The board and its committees continue to monitor the implementation of the company’s legal compliance policy and the implementation of legal compliance processes closely. The group legal compliance committee (GLCC), a sub-committee of the GEC, oversees the company’s legal compliance programme. The group executive: advisory and assurance chairs the GLCC, which comprises members of the GEC (including the chief executive officer) and is attended by relevant legal and compliance services employees. A legal compliance report is presented to the nomination, governance, social and ethics committee on a quarterly basis and, to the extent that legal and regulatory matters could have an impact on the financial statements, risk management or sustainability, reports are also presented to the risk and SHE committee, as well as the audit committee, as appropriate. A framework to govern the management of tax throughout the group has been established. Approved by the board, the governance framework combines appropriately skilled resources, internal processes and internal and external controls to manage tax in line with the group strategy. The company strives to arrange its tax affairs in an efficient manner, while always in compliance with current laws in all jurisdictions in which it operates and taking into account financial and reputational risk. The company strives to maintain a cooperative relationship with tax authorities and to conduct all such dealings in an open and constructive manner. Disclosure and sustainability The disclosure committee is a sub-committee of the GEC and comprises a combination of GEC members and functional managers. It oversees compliance with the disclosure requirements of JSE, SEC and NYSE rules, among others. The disclosure controls and processes in place to comply with section 302 and 404 of the Sarbanes-Oxley Act, 2002 are subject to internal and external audit assessment. The company’s disclosure controls and procedures ensure the accurate and timely disclosure of information to shareholders, the financial community and the investor community that may have a material Most significant risks The most significant risks the group currently faces are: • viable superior or alternative technologies from competitors; • failure to address transformation, localisation, diversity and cultural requirements in South Africa and other countries in which Sasol operates; • not delivering on our gas-to-liquids strategic growth objectives; • not consistently achieving competitive capital project performance; • non-compliance with applicable laws, regulations and standards; • a major safety, health or environmental incident or liability occurring; • non-availability of sufficient management and technical skills; • major unplanned production interruptions along Sasol’s integrated value chain; • climate change and related policies impacting Sasol’s growth strategy and earnings; • macroeconomic factors impacting on Sasol’s ability to sustain the business and deliver the growth strategy; and • increasing utility and infrastructure risk. A senior group executive member is responsible for monitoring the management of each of these risks. For more comprehensive disclosure of our material risks, please refer to the annual integrated report and Sasol’s 2013 annual report on Form 20-F filed with the SEC. Information management The board is responsible for information technology (IT) governance. IT governance is systematic and based on CoBIT (control objectives for Information and related technologies) principles. Group management is accountable for the operational governance of information management (IM) governance, which includes IT, in the Sasol group. Decision-making structures have been defined and a reporting framework is in place. Additionally, best practice frameworks have been adopted, including ITIL (Information Technology Infrastructure Library) and ISO17799. An IM charter has been developed and is managed through IM governance structures. The IM strategy is aligned to the Sasol business needs and sustainability objectives by taking into account the business focus areas. An IM governance committee has been established as a sub-committee of the GEC. The GEC member responsible for IM chairs the committee, which comprises GEC members, functional managers and the chief information officer. The committee oversees and provides executive direction in line with the group’s IM strategy, including IT investment, efficiency and effectiveness, ensuring an appropriate control environment over new and existing business processes and ensuring Sasol remains competitive in relation to technology. The audit committee receives quarterly reports from the IM governance sub-committee, and assists the board in determining if the sub-committee is meeting its objectives, and accordingly complies with the requirements of the King III Code in regard to IT governance. The board receives reports and presentations on all significant IT matters and such matters are considered at the board’s strategy meetings.

36 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group management of ethics in the various Sasol businesses and functions. The group ethics office manages ethics through a comprehensive programme that includes an ethics strategy, identifying and prioritising ethics opportunities, assessing and mitigating ethics risks, applying effective governance structures, articulating a code of ethics with relevant guidelines and policies, institutionalising the code and policies in practice (e.g. by training, communication and integrating ethics into business matters), applying effective governance structures, detection and resolution of ethical violations, monitoring and reporting and the development of applicable tools and technologies for the effective management of Sasol’s ethics programme. The nominations, governance, social and ethics committee oversees the implementation of the ethics programme and reports to the board on ethics. An ethics forum discusses best practice and compliance requirements and considers and recommends amendments to the code and guide as required. Sasol has been operating an independent ethics reporting telephone line through external service providers since 2002, which detects and resolves ethical violations. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to anonymously report any ethics related matter, such as unfairness, disrespect, fraud, statutory malpractice and other crimes, unsafe behaviour, deviations from the procurement policy, financial and accounting reporting irregularities and other deviations from ethical behaviour. These calls are monitored and progress on their resolution is reported to business governance committees. The audit committee or nomination, governance, social and ethics committee receives progress updates on sensitive and potentially high-risk investigations with material outcomes. The nomination, governance, social and ethics committee is regularly updated on the ethics programme. In addition to group-wide online ethics training, ethics has been included as a module in all formal Sasol leadership development programmes. This, together with ongoing communication on ethics, contributes to the continued upward trend of employees as well as external stakeholders using the ethics line to report unethical behaviour. Stakeholder relationships Sasol subscribes to the stakeholder management principles in the King III Code and is on track in implementing the required governance mechanisms. A global stakeholder management strategy and a stakeholder engagement charter, relevant to all Sasol’s operations and all stakeholders, have been developed. The stakeholder engagement charter sets out the desired behaviours for all Sasol employees who engage stakeholders, and has been published as a public commitment to principled, value-based engagement. Stakeholder engagement programmes facilitate the planning, coordination, and execution of stakeholder engagement more effectively. Sasol’s stakeholder landscape has been structured into ten distinct stakeholder categories, with specific stakeholders defined within each category. Distinct roles and responsibilities for stakeholder management have been defined and relationship owners for each stakeholder group have been appointed. Stakeholder relationship owners are accountable for Sasol’s relationship with that effect on the value of Sasol securities or that may influence investment decisions. The board oversees sustainability matters through the reports presented to it and its committees, notably the audit committee, risk and SHE committee and the nomination, governance, social and ethics committee. The audit committee is responsible for overseeing the provision of assurance over sustainability issues. Worker participation and employment equity The company has established participative structures on issues that affect employees directly and materially, and is committed to promoting equal opportunities and fair employment practices regardless of employees’ ethnic origin or gender. Several programmes have been implemented to ensure practical application of the group’s commitment to worker participation and employment equity, while maintaining the company’s high standards and statutory compliance. A group partnership forum has been in place in South Africa since 2009. Union representatives meet quarterly with management in this forum to discuss matters of mutual interest. Similar consultations take place through works councils in Germany. During the financial year, increased focus was given to transformation, which is discussed in more detail in the sustainable development report. In the spirit of ensuring diversity and inclusion across the group, and in support of Sasol’s commitment to the United Nations women’s empowerment principles, Sasol has implemented a global women empowerment strategy. This will entail developing the professional and leadership competencies of women through mentoring, networking and training. Code of ethics The group’s code of ethics (the code) consists of four fundamental ethical principles – responsibility, honesty, fairness and respect. Guidelines, which provide more information on 15 ethical standards, support the code. The guidelines cover issues such as bribery and corruption, fraud, insider trading, legal compliance, conflicts of interests, human rights and discrimination. They include a commitment to conducting our business with due regard to the interests of all our stakeholders and the environment. The code requires compliance with all applicable laws and regulations as a minimum standard. In essence, the guidelines to the code of ethics outline Sasol’s approach to ethics management, which includes all the elements internationally recognised as best practice in ethics management. The code of ethics guides interactions with all stakeholders, including employees, suppliers and customers. Any amendment or waiver of the code as it relates to the chief executive officer or chief financial officer is posted on the Sasol ethics website within four business days of such an amendment or waiver. No such amendments or waivers have been posted or are anticipated. The code of ethics has been communicated to all employees, suppliers, service providers and customers and is available on www.sasolethics.com. A dedicated group ethics office manages the ethics programme and ethics officers have been appointed and trained to assist with the corporate governance continued

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 37 SASOL AFS 7 OCT – PROOF final 2 individual or group. The relationship owner conducts regular reviews of the relationship, with input from other Sasol functions that regularly interact with the stakeholder. These reviews enable structured and insightful quarterly stakeholder reporting to the nomination, governance, social and ethics committee. The reports provide the board with the necessary information to enable it to take the legitimate interests and expectations of stakeholders into account in its decision-making. In addition to the self-assessment of stakeholder relationship health, as described above, regular stakeholder research is conducted as an independent measure of any gap between Sasol’s performance and stakeholder perceptions. This enables constructive stakeholder engagement, enabling the company to respond to verified stakeholder issues and concerns. The chief executive officer, the chief financial officer and investor relations function conduct regular presentations on the group’s performance and strategy to analysts, institutional investors and the media in South Africa, North America and Europe. The company’s investor relations function maintains regular contact with the investment community and analysts. Through the group communication function, cordial and open relationships with local and international media are also maintained with a strong focus on proactive reputation management. To ensure the company communicates with its smaller shareholders and those stakeholders who lack access to the electronic media, the company publishes and reports on details of its corporate actions and performance (including its interim and final results) in the main South African daily newspapers. The company publishes its latest financial, operational and historical information, including its annual reports, on www.sasol.com. Sasol invites all shareholders to attend its annual general meeting and also facilitates participation by way of focused proxy solicitation. Electronic participation is available for participation in shareholders meetings. Sasol strives to resolve disputes with its stakeholders effectively and expeditiously. The company investigates and implements alternative resolution mechanisms where possible, before instituting litigation. Sasol considers and responds to all requests for access to records it receives in terms of the Promotion of Access to Information Act, 2000. Appropriate engagement with requesting parties is ensured without compromising Sasol’s rights with respect to the information.